Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

NOT FOR DISTRIBUTION IN THE UNITED STATES OR DISSEMINATION THROUGH U.S. NEWS OR WIRE SERVICES

Cameco Announces $500 Million Debenture Offering by Private Placement

Saskatoon, Saskatchewan, Canada, May 21, 2024 . . . . . . . . . . . . .

All amounts in Canadian dollars unless specified otherwise

Cameco (TSX: CCO; NYSE: CCJ) announced today that it has priced a private placement of senior unsecured debentures (the “Offering”) consisting of $500 million principal amount of 4.94% Senior Unsecured Debentures, Series I maturing on May 24, 2031 (the “Series I Debentures”). The closing of the Offering is expected to take place on May 24, 2024.

Cameco intends to use the net proceeds of the Offering to retire all of its outstanding 4.19% Senior Unsecured Debentures, Series G at or prior to the maturity date of June 24, 2024 (the “Series G Debentures”).

“Consistent with the conservative financial management we have demonstrated, our capital allocation decisions are focused on maintaining the financial flexibility to execute on our strategy,” said Grant Isaac, Cameco’s Executive Vice-President and CFO. “In a market where we believe the demand for secure and carbon-free nuclear electricity generation and the fuel required to run reactors is stronger and more durable than ever, Cameco is well-positioned for disciplined and sustainable growth, while maintaining the ability to self-manage risk.”

The Series I Debentures will be direct, unsecured obligations of Cameco and will rank equally and rateably with all other unsecured and unsubordinated indebtedness of Cameco. The Series I Debentures are being offered on a private placement basis in Canada in reliance upon exemptions from the prospectus requirements under applicable securities legislation. The Series I Debentures are being offered on an agency basis by a syndicate of agents led by TD Securities Inc., RBC Capital Markets and Scotiabank.

The Series I Debentures have not been and will not be qualified for sale to the public under applicable securities laws in Canada and, accordingly, any offer and sale of the Series I Debentures in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws. The Series I Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any other jurisdiction, and may not be offered or sold in the United States, or to or for the account or benefit of a U.S. person, absent registration under, or an applicable exemption from the registration requirements of, the U.S. Securities Act.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Series I Debentures in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Caution Regarding Forward-Looking Information and Statements

The statements contained in this news release regarding the Offering, including the expected closing date of the Offering, the anticipated use of proceeds, and the statements regarding our views on the demand for secure and carbon-free nuclear electricity generation and the fuel required to run reactors, and regarding our position to achieve disciplined and sustainable growth while maintaining the ability to self-manage risk, are forward-looking information or forward-looking statements under Canadian and U.S. securities laws.

They are subject to the risk that the Offering will not be completed as planned, and the risks regarding the uranium market, and our market position as described in our most recently filed Annual Information Form and MD&A. This forward-looking information assumes that the Offering will be successfully completed, and is subject to other assumptions regarding the uranium market, and our market position that are described in our most recently filed Annual Information Form and MD&A. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com